SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2014
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – “Neovasc Inc. Provides Initial Comments on Lawsuit”.

DOCUMENT 1

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEWS RELEASE
NASDAQ: NVCN
TSX VENTURE: NVC

NEOVASC INC. PROVIDES INITIAL COMMENTS ON LAWSUIT

Vancouver, BC, Canada – June 6, 2014 – Neovasc Inc. (“Neovasc” or the “Company”) (NASDAQ: NVCN) (TSXV: NVC) has today been made aware of a lawsuit filed by CardiAQ Valve Technologies in the U.S. District Court for the District of Massachusetts, including certain allegations relating to Neovasc’s transcatheter mitral valve technology, including the Tiara™ device.

The complaint has not yet been served on the Company.  If CardiAQ does serve the complaint, Neovasc intends to vigorously defend itself. Based on its understanding of the unproven allegations, the Company believes the lawsuit to be groundless and without merit.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasvc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the merits and the Company’s defence of the lawsuit filed by CardiAQ, listing of the Company’s securities on the TSX, our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with Canadian securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

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Corporate contact:	U.S. media & investor contact:
Neovasc Inc.	BLL Partners, LLC
Chris Clark	Barbara Lindeim
604 248-4138	212 584-2276
cclark@neovasc.com	blindheim@bllbiopartners.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	June 9, 2014	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer